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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Global Crossing Limited
(Name of Issuer)
Common Shares, par value $.01 per share
(Title of Class of Securities)
G3921A175
(CUSIP Number)
Pek Siok Lan
c/o Singapore Technologies Telemedia Pte Ltd
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
Telephone: (65) 6723 8668
Facsimile: (65) 6720 7277

Copy to

Michael W. Sturrock, Esq.
Latham & Watkins LLP
80 Raffles Place #14-20
Singapore 048624
Telephone: (65) 6536 1161
Facsimile: (65) 6536 1171
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EXHIBIT INDEX
SCHEDULE A
EX-1 Recapitalization Agreement, dated as of May 9, 2007, between STT Crossing Ltd and Global Crossing Limited, as amended.
EX-2 Amendment No.2 to Indenture, dated as of May 9, 2007, by and among the Issuer, those subsidiaries of the Issuer parties thereto, including subsidiaries guaranteeing GCL Notes and Wells Fargo Bank

CUSIP No.	G3921A175	Page	2	of	18

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		13,730

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,794,481(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,730

WITH	10	SHARED DISPOSITIVE POWER:

45,794,481(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,808,211(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

65.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Comprises 12,783,145 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 15,011,336 common shares issuable (as at May 9, 2007) upon conversion of $279,210,844 of the Issuer’s 4.7% Senior Secured Mandatory Convertible Notes due 2008. The Reporting Person expressly disclaims beneficial ownership of all shares beneficially owned by Singapore Technologies Telemedia Pte Ltd.

CUSIP No.	G3921A175	Page	3	of	18

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Singapore Technologies Telemedia Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,794,481(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

45,794,481(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,794,481(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

65.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Comprises 12,783,145 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 15,011,336 common shares issuable (as at May 9, 2007) upon conversion of $279,210,844 of the Issuer’s 4.7% Senior Secured Mandatory Convertible Notes due 2008.

CUSIP No.	G3921A175	Page	4	of	18

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
STT Communications Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; SC; WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,794,481(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

45,794,481(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,794,481(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

65.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Comprises 12,783,145 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 15,011,336 common shares issuable (as at May 9, 2007) upon conversion of $279,210,844 of the Issuer’s 4.7% Senior Secured Mandatory Convertible Notes due 2008.

CUSIP No.	G3921A175	Page	5	of	18

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
STT Crossing Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF; SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Mauritius

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,794,481(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

45,794,481(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

45,794,481(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

65.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Comprises 12,783,145 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 15,011,336 common shares issuable (as at May 9, 2007) upon conversion of $279,210,844 of the Issuer’s 4.7% Senior Secured Mandatory Convertible Notes due 2008.

Page 6 of 18 Pages
This Amendment No. 12 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd (“STT”) with the Securities and Exchange Commission (“SEC”) on December 19, 2003, as amended by Amendment No. 1 to the Schedule 13D filed by STT with the SEC on February 5, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004, Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004, Amendment No. 6 to the Schedule 13D filed by STT with the SEC on December 30, 2004, Amendment No. 7 to the Schedule 13D filed by STT with the SEC on January 19, 2005, Amendment No. 8 to the Schedule 13D filed by STT with the SEC on September 16, 2005, Amendment No. 9 to the Schedule 13D filed by STT with the SEC on January 4, 2006, Amendment No. 10 to the Schedule 13D filed by STT with the SEC on May 16, 2006 and Amendment No. 11 to the Schedule 13D filed by STT with the SEC on June 5, 2006, (as amended, the “Statement”), with respect to the common shares, par value $.01 per share (the “Common Shares”), of Global Crossing Limited, a company organized under the laws of Bermuda (the “Issuer”), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.
Item 2. Identity and Background
Item 2 is amended to include the following paragraph:
The information regarding the executive officers and directors of the Reporting Persons set forth on Schedule A to this Statement is amended and restated in its entirety as set forth on Schedule A attached hereto, which is incorporated herein by reference.
Item 4. Purpose of Transaction
See Item 6 for a summary of the Recapitalization Agreement (as defined therein) and related documents.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety to read as follows:
(a) — (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Shares beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Shares.
In addition to the share amounts detailed herein, Temasek may be deemed to beneficially own 13,730 additional Common Shares of the Issuer, which are owned beneficially and of record by Temasek’s wholly-owned subsidiary, Fullerton (Private) Limited.
STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 45,794,481 Common Shares (which comprises 12,783,145 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 15,011,336 Common Shares that may be acquired, as at May 9, 2007, upon conversion of the GCL Notes held by STT Crossing, or 65.5% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.
STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 45,794,481 Common Shares (which comprises 12,783,145

Page 7 of 18 Pages
Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 15,011,336 Common Shares that may be acquired, as at May 9, 2007, upon conversion of the GCL Notes held by STT Crossing, or 65.5% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.
STT Crossing is the beneficial owner of 45,794,481 Common Shares (which comprises 12,783,145 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 15,011,336 Common Shares that may be acquired, as at May 9, 2007, upon conversion of the GCL Notes held by STT Crossing, or 65.5% of the outstanding Common Shares, and has shared power over the voting and disposition of such Shares.
(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is amended to include the following new paragraphs:
On May 9, 2007, Global Crossing Limited (“Global Crossing”) entered into a credit and guaranty agreement (the “Senior Credit Agreement”) with, among others, Goldman Sachs Credit Partners L.P. (the “Agent”), in its capacity as administrative agent and collateral agent, pursuant to which the lenders stated therein agreed to make term loans to Global Crossing, in an aggregate amount up to $300,000,000. As a condition thereto, STT Crossing Ltd (“STT Crossing”) entered into a subordination and intercreditor agreement with the Agent and Wells Fargo Bank N.A. on May 9, 2007 to subordinate the payment obligations and liens under the 4.7% Senior Secured Mandatory Convertible Notes due 2008 (the “GCL Notes”) issued by Global Crossing to STT Crossing to the payment obligations and liens under the Senior Credit Agreement and other related finance and security documents. Concurrently with the entry into such agreement, STT Crossing entered into a recapitalization agreement (the “Recapitalization Agreement”) with Global Crossing pursuant to which Global Crossing paid STT Crossing a restructuring fee of $7,500,000 in cash and agreed, subject to certain conditions and adjustment events, to issue to STT Crossing (i) 7,772,855 common shares and (ii) 8,806,431 warrants exercisable into 8,806,431 common shares upon conversion of the GCL Notes by a date no later than September 6, 2007. The description of the Recapitalization Agreement is qualified in its entirety by reference to the Recapitalization Agreement filed as an exhibit to this Statement. On June 1, 2007, the parties to the various agreements described above amended such agreements to, amongst other things, increase the debt permitted thereunder from $300,000,000 to $350,000,000.
On May 9, 2007, the Issuer, certain of its subsidiaries and Wells Fargo Bank, National Association as Trustee for the GCL Notes, entered into an amendment of the Indenture governing the GCL Notes (the “Indenture Amendment”) to include the Senior Credit Agreement in the list of definitions and expand the Events of Default under the Indenture to include certain Events of Default under the Senior Credit Agreement. The description of the Indenture Amendment is qualified in its entirety by reference to the Indenture Amendment dated as of May 9, 2007, a copy of which appears as an exhibit to this Statement.

Page 8 of 18 Pages
Item 7. Material to be Filed as Exhibits
1.	Recapitalization Agreement, dated as of May 9, 2007, between STT Crossing Ltd and Global Crossing Limited, as amended.

2.	Amendment No. 2 to Indenture, dated as of May 9, 2007, by and among the Issuer, those subsidiaries of the Issuer parties thereto, including the subsidiaries guaranteeing the GCL Notes and Wells Fargo Bank, National Association, as trustee and agent for the holders of the GCL Notes.

Page 9 of 18 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2007	TEMASEK HOLDINGS (PRIVATE) LIMITED
	By:	/s/ Chia Yue Joo
	Name:	Chia Yue Joo
	Title:	Managing Director, Legal & Regulations

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
	By:	/s/ Pek Siok Lan
	Name:	Pek Siok Lan
	Title:	Company Secretary

STT COMMUNICATIONS LTD
	By:	/s/ Pek Siok Lan
	Name:	Pek Siok Lan
	Title:	Company Secretary

STT CROSSING LTD
	By:	/s/ Pek Siok Lan
	Name:	Pek Siok Lan
	Title:	Director

Page 10 of 18 Pages
EXHIBIT INDEX
1.	Recapitalization Agreement, dated as of May 9, 2007, between STT Crossing Ltd and Global Crossing Limited, as amended.

2.	Amendment No. 2 to Indenture, dated as of May 9, 2007, by and among the Issuer, those subsidiaries of the Issuer parties thereto, including the subsidiaries guaranteeing the GCL Notes and Wells Fargo Bank, National Association, as trustee and agent for the holders of the GCL Notes.

Page 11 of 18 Pages
SCHEDULE A
The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.
The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited (“Temasek”):

Name, Business Address and Position	Present Principal Occupation	Citizenship
S Dhanabalan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman of Temasek)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Kwa Chong Seng 1 HarbourFront Place #06-00 HarbourFront Tower One Singapore 098633 (Deputy Chairman of Temasek)	Chairman/Managing Director, ExxonMobil Asia Pacific Pte Ltd	Singaporean

Lim Siong Guan 250 North Bridge Road #28-00 Raffles City Tower Singapore 179101 (Director of Temasek)	Chairman, Economic Development Board	Singaporean

Sim Kee Boon 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director of Temasek)	Member, Temasek Advisory Panel, Temasek Holdings (Private) Limited	Singaporean

Koh Boon Hwee 1 Kim Seng Promenade #10-06 Great World City East Tower Singapore 237994 (Director of Temasek)	Chairman, DBS Group Holdings Ltd & DBS Bank Ltd	Singaporean

Page 12 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Kua Hong Pak 205 Braddell Road East Wing 7th Floor Singapore 579701 (Director of Temasek)	Managing Director & Group CEO, ComfortDelgro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director of Temasek)	Executive Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 100 High Street #10-01 The Treasury Singapore 179434 (Director of Temasek)	Permanent Secretary, Ministry of Finance	Singaporean

Simon Claude Israel 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director of Temasek)	Executive Director, Temasek Holdings (Private) Limited	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO of Temasek)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean
The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd (“STT”):

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Chairman and Director, STT)	Corporate Director	Singaporean

Page 13 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Peter Seah Lim Huat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Deputy Chairman and Director, STT)	Corporate Director	Singaporean

Lee Theng Kiat 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, President & CEO, STT)	President and CEO, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 9 Temasek Boulevard #15-01 Suntec Tower 2 Singapore 038989 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT)	Corporate Director	British

Page 14 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT)	Corporate Director	Filipino

Sio Tat Hiang 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Executive Vice President, STT)	Executive Vice President, STT and STT Comm	Singaporean

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Company Secretary, STT)	Senior Vice President, Legal and General Counsel, STT and STT Comm	Singaporean

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chief Financial Officer, STT)	Chief Financial Officer, STT and STT Comm	Australian

Anupam Garg 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Senior Vice President, International Business Development, STT)	Senior Vice President, International Business Development, STT and STT Comm	Indian

Kek Soon Eng 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Senior Vice President, Management of Investee Companies, STT)	Senior Vice President, Management of Investee Companies, STT and STT Comm	Singaporean
The following is a list of the executive officers and directors of STT Communications Ltd (“STT Comm”):

Page 15 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Chairman and Director, STT Comm)	Corporate Director	Singaporean

Peter Seah Lim Huat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Deputy Chairman and Director, STT Comm)	Corporate Director	Singaporean

Lee Theng Kiat 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, President & CEO, STT Comm)	President and CEO, STT and STT Comm	Singaporean

Sum Soon Lim 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT Comm)	Corporate Director	Singaporean

Lim Ming Seong No. 2 Ubi View Singapore 408556 (Director, STT Comm)	Corporate Director	Singaporean

Chang See Hiang 9 Temasek Boulevard #15-01 Suntec Tower 2 Singapore 038989 (Director, STT Comm)	Advocate & Solicitor	Singaporean

Page 16 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT Comm)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom (Director, STT Comm)	Corporate Director	British

Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226 (Director, STT Comm)	Corporate Director	Filipino

Sio Tat Hiang 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Executive Vice President, STT Comm)	Executive Vice President, STT and STT Comm	Singaporean

Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Company Secretary, STT Comm)	Senior Vice President, Legal and General Counsel, STT and STT Comm	Singaporean

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Chief Financial Officer, STT Comm)	Chief Financial Officer, STT and STT Comm	Australian

Page 17 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Anupam Garg 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Vice President, International Business Development, STT and STT Comm	Indian
(Senior Vice President, International Business Development, STT Comm)

Kek Soon Eng 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469	Senior Vice President, Management of Investee Companies, STT and STT Comm	Singaporean
(Senior Vice President, Management of Investee Companies, STT Comm)
The following is a list of the executive officers and directors of STT Crossing Ltd (“STT Crossing”):

Name, Business Address and Position	Present Principal Occupation	Citizenship
Uday Kumar Gujadhur 10 Frere Felix de Valois Street Port Louis Mauritius (Director, STT Crossing)	Certified Accountant	Mauritian

Yuvraj Kumar Juwaheer 10 Frere Felix de Valois Street Port Louis Mauritius (Director, STT Crossing)	Chartered Secretary	Mauritian

Lee Theng Kiat 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT Crossing)	President & CEO, STT and STT Comm	Singaporean

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director, STT Crossing)	Chief Financial Officer, STT and STT Comm	Australian

Page 18 of 18 Pages

Name, Business Address and Position	Present Principal Occupation	Citizenship
Pek Siok Lan 51 Cuppage Road #10-11/17 StarHub Centre Singapore 229469 (Director, STT Crossing)	Senior Vice President, Legal and General Counsel, STT and STT Comm	Singaporean